Exhibit 99.1

Yunji Announces Appointment of New Director

HANGZHOU, China, October 29, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that Mr. Wei Ying has resigned from his position as a director on the board of directors (the “Board”) of Yunji and that the Board has appointed Ms. Dan Li as a director on the Board, both effective October 30, 2021. After the change, Yunji will meet the diversity objective required by Nasdaq’s Board Diversity Rule.

Ms. Li is a managing director at CDH Investments Management (Hong Kong) Limited, where she has been employed since August 2014. Ms. Li served as a senior manager and director in Dinghui Investment Management (Tianjin) Company Limited from May 2012 to July 2014 and as a manager in the private asset management department of Ping An Trust from October 2010 to April 2012. Ms. Li obtained her bachelor’s degree in accounting from the Civil Aviation University of China in 2003 and her master of business administration degree from Concordia University in Canada in 2007. Ms. Li is a Chartered Financial Analyst with the CFA Institute and a Hong Kong SFC licensed representative (Type 1 and 4).

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “we are delighted to announce the appointment of Ms. Dan Li and would also like to express our gratitude to Mr. Wei Ying for his counsel over the years. We believe that Ms. Li’s professional experience in the consumer market will further strengthen our differentiated strategy.”

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes, ” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957